Exhibit 9.12.1



1. Real Estate taxes are past due in the following practices:

  a. Snellville - 2270 Oak Road, Snellville, GA 30278; in the name of David Ellis in the amount of $961.92; due date - December 20, 1997;

  b. Gwinnett - in the name of David Ellis in the amount of $5,661.11; due date - December 15, 1997.

  We are in the process of having these taxes paid and they shall be paid in full as of the date of Closing.